Exhibit 99.1

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Consolidated Financial Statements

September 30, 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Members

EGS Electrical Group, LLC:

We have audited the accompanying consolidated balance sheet of EGS Electrical Group, LLC and subsidiaries (the Company) as of September 30, 2013, and the related consolidated statements of comprehensive income, members’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended September 30, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EGS Electrical Group, LLC and subsidiaries as of September 30, 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

January 22, 2014

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Consolidated Balance Sheet

September 30, 2013

(Dollars in thousands)

2013
Assets
Current assets:
Cash and cash equivalents	$32,503
Accounts receivable, less allowance of $12,012	77,601
Due from members	1,739

Inventories:
Finished goods	29,976
Work in progress	12,281
Raw materials	15,265

Total inventories	57,522

Prepaid expenses	2,016
Deferred income taxes	3,335
Other current assets	5,713

Total current assets	180,429

Property, plant, and equipment:
Land	4,162
Buildings and improvements	29,745
Machinery and equipment	153,107
Construction in progress	4,993

Total property, plant, and equipment	192,007

Less accumulated depreciation	128,370

Property, plant, and equipment, net	63,637

Goodwill	260,699

Other intangibles — gross	18,962
Accumulated amortization	(8,047)

Net other intangibles	10,915

Other assets	1,133

Total assets	$516,813

See accompanying notes to consolidated financial statements.

2013
Liabilities and Members’ Equity
Current liabilities:
Trade accounts payable	$58,998
Due to members	20,093
Accrued employee compensation	6,343
Accrued sales rebates	7,647
Accrued expenses	14,934

Total current liabilities	108,015

Deferred income taxes	10,141
Other liabilities	13,837

Total liabilities	131,993

Members’ equity:
Members’ capital	369,596
Accumulated other comprehensive income	15,224

Total members’ equity	384,820

Total liabilities and members’ equity	$516,813

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Consolidated Statements of Comprehensive Income

Years ended September 30, 2013 and 2012

(Dollars in thousands)

	2013	2012
Net sales	$517,491	526,990

Costs and expenses:
Cost of goods sold	294,235	305,051
Selling, general, and administrative expenses	116,735	116,920
Related-party management fees	3,460	3,590
Other deductions, net	7,041	3,196
Interest expense, net	1,493	843

Total costs and expenses	422,964	429,600

Income before income tax expense	94,527	97,390

Income tax expense	5,083	9,532

Net income	89,444	87,858

Other comprehensive income
Foreign currency translation adjustments	(2,593)	(314)
Defined benefit pension plans:
Past service cost arising during the period	(16)	742
Actuarial gain/loss arising during the period	12,664	(5,057)

Other comprehensive income	10,055	(4,629)

Comprehensive income	$99,499	83,229

See accompanying notes to consolidated financial statements.

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Consolidated Statements of Members’ Equity and Comprehensive Income

Years ended September 30, 2013 and 2012

(Dollars in thousands)

	Members’ capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at September 30, 2011	$354,353	—	9,798	364,151

Comprehensive income:
Net income	—	87,858	—	87,858
Cumulative translation adjustment	—	—	(314)	(314)
Pension and postretirement adjustments	—	—	(4,315)	(4,315)

Total comprehensive income — 2012				83,229

Member’s contribution, stock-based compensation	939	—	—	939
Distributions to members	12,858	(87,858)	—	(75,000)

Balance at September 30, 2012	368,150	—	5,169	373,319

Comprehensive income:
Net income	—	89,444	—	89,444
Cumulative translation adjustment	—	—	(2,593)	(2,593)
Pension and postretirement adjustments	—	—	12,648	12,648

Total comprehensive income — 2013				99,499

Member’s contribution, stock-based compensation	1,976	—	—	1,976
Distributions to members	(530)	(89,444)	—	(89,974)

Balance at September 30, 2013	$369,596	—	15,224	384,820

See accompanying notes to consolidated financial statements.

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Consolidated Statements of Cash Flows

Years ended September 30, 2013 and 2012

(Dollars in thousands)

	2013	2012
Cash flows from operating activities:
Net income	$89,444	87,858
Adjustment to reconcile net income to net cash provided by operating activities:
Loss (gain) on sales of property, plant, and equipment	518	—
Depreciation and amortization	10,952	10,367
Deferred income taxes	4,115	(921)
Stock-based compensation expense	1,976	939
Changes in assets and liabilities:
Accounts receivable, net of allowances	(1,342)	(2,426)
Inventories	5,756	(4,035)
Other current assets	1,411	(1,459)
Other assets	3,111	5,610
Payables	5,501	13,817
Accrued expenses	(1,297)	1,297
Other liabilities	(6,655)	536

Net cash provided by operating activities	113,490	111,583

Cash flows from investing activities:
Capital expenditures	(13,273)	(12,045)
Proceeds from disposition of property, plant, and equipment	2,914	502
Acquisitions/other	—	(176)

Net cash used in investing activities	(10,359)	(11,719)

Cash flows from financing activities:
Distribution to members	(89,974)	(75,000)
Intercompany loan (borrowings/(repayments))	(11,625)	(22,817)

Net cash used in financing activities	(101,599)	(97,817)

Net increase in cash and cash equivalents	1,532	2,047

Effect of exchange rate changes on cash and cash equivalents	(4,056)	(1,749)
Cash and cash equivalents at beginning of year	35,027	34,729

Cash and cash equivalents at end of year	$32,503	35,027

Supplemental cash flow data:
Cash paid for:
Interest	$2,456	2,057
Income taxes	8,505	13,275

See accompanying notes to consolidated financial statements.

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

(1)              Summary of Significant Accounting Policies

(a)              Description of Business

EGS Electrical Group, LLC (EGS) was created on September 15, 1997 by combining the electrical groups of Emerson Electric Co. (Emerson) and General Signal, Inc. (General Signal). Emerson originally held 52.5% of members’ units and General Signal held 47.5%. General Signal subsequently merged with SPX Corporation (SPX), with SPX becoming the minority member. As of September 30, 2013, and during each of the years in the two-year period then ended, Emerson owned 55.5% of members’ units and SPX owned the remaining 44.5%. On January 7, 2014, Emerson acquired SPX’s interest in EGS for approximately $574,100.

EGS and subsidiaries (the Company) operate offices, plants, and warehouses in six U.S. states and eight international countries and are engaged in the manufacture of electrical fittings, enclosures, controls, and industrial lighting; transformers, power conditioning, power protection, and power supplies; resistance wire electrical heating cable and pipe tracing cable; and a variety of electrical heating products. Approximately 38% of the Company’s assets were located outside the United States of America as of September 30, 2013, primarily in Brazil, Canada, France, and China. International sales, primarily in Brazil, Canada, and France, represented 21% and 21%, of the Company’s total revenues for the years ended September 30, 2013 and 2012, respectively.

(b)              Principles of Consolidation

The consolidated financial statements include the accounts of EGS and its controlled affiliates. All significant intercompany transactions, profits, and balances are eliminated in consolidation. The Company has no involvement with variable interest entities.

The functional currency of the Company’s non-U.S. subsidiaries located in Brazil, France, Mexico Distribution Center, Canada, and China is the local currency. The functional currency of the Company’s non-U.S. subsidiary located in Romania is the euro. The functional currency of the Company’s subsidiaries located in Mexico and Singapore are the U.S. dollar. Adjustments resulting from the translation of consolidated financial statements are reflected as a separate component of accumulated other comprehensive income (loss).

The Company has evaluated subsequent events through January 22, 2014, the date on which the consolidated financial statements were issued.

(c)               Cash Equivalents

Cash equivalents consist principally of $26,832 of cash swept to an Emerson-controlled account, but available on demand to the Company as of September 30, 2013. The Company has a credit balance in the cash account related to outstanding checks that have not been funded by Emerson of $14,138 as of September 30, 2013. This balance has been reclassified to Trade accounts payable on the accompanying balance sheet.

(Continued)

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

(d)              Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Allowances provided against accounts receivable are for doubtful accounts and adjustments to reduce amounts recorded to net realizable value as a result of estimated sales returns and pricing adjustments. The allowances for doubtful accounts, and other adjustments to reduce accounts receivable to net realizable value, are the Company’s best estimate of the amount of probable credit losses in the Company’s accounts receivable as of the balance sheet date. The Company determines the allowances based on historical write-off experience and specific analysis of certain individual balances. Account balances are charged off against the allowances after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. The Company’s bad debt expense for the years ended September 30, 2013 and 2012 was $15 and $22, respectively.

(e)               Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for all inventories.

(f)                 Property, Plant, and Equipment

The Company records investments in land, buildings, and improvements, and machinery and equipment at cost.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Useful lives are 3–12 years for machinery and equipment, and 30–40 years for buildings and improvements. Total depreciation expense during the years ended September 30, 2013 and 2012 was $8,853 and $8,204, respectively.

(g)              Goodwill and Other Intangible Assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. All goodwill is assigned to the reporting unit that acquires the business. A reporting unit is a business unit one level below the operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its test as of September 30 of each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made. No impairment of goodwill was identified through the performance of the annual impairment tests during the years ended September 30, 2013 and 2012.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

Intangible assets determined to have an indefinite useful life are not amortized, but are instead tested for impairment on an annual basis. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

(h)              Impairment of Long-Lived Assets

Long-lived assets such as property, plant, and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Company uses projections to assess whether future cash flows on a nondiscounted basis related to the tested assets is likely to exceed the recorded carrying amount of those assets, to determine whether a write-down is appropriate. Should an impairment be identified, a loss would be recorded to the extent that the carrying value of the impaired assets exceeds their fair value as determined by valuation techniques appropriate in the circumstance, which could include the use of similar projections on a discounted basis. No such events or circumstances were identified during the years ended September 30, 2013 and 2012.

(i)                 Income Taxes

The Company does not pay U.S. federal income taxes, except for its wholly owned Domestic C Corporation subsidiary. Federal taxes are generally paid by the members of EGS. The Company does pay some state income taxes in those states that do not follow the federal treatment of a Limited Liability Corporation (LLC) and foreign taxes are paid on income attributable to the foreign entities. Income taxes paid during the years ended September 30, 2013 and 2012, were $8,505 and $13,275, respectively.

(j)                 Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with Accounting Standards Codification (ASC or the Codification) Topic 815, Derivatives and Hedging, as amended (ASC 815), which requires entities to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values. For derivative instruments designated as a cash flow hedge, the gain or loss on the derivative is deferred as a separate component of accumulated other comprehensive income (loss) until recognized in earnings with the underlying hedged item. For derivative instruments designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings.

For derivative instruments that do not qualify for hedge accounting, the fair value of the derivative instrument is recorded as an asset or liability on the consolidated balance sheets, with changes in fair value recorded in the consolidated statements of income.

(Continued)

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

(k)              Warranty

The Company’s product warranties are competitive for the markets in which it operates. Warranty generally extends for a period of one year from the date of sale. Provisions for warranty are primarily determined based on historical warranty costs as a percentage of sales adjusted for specific problems that may arise. Product warranty expense is less than 1% of sales.

(l)                 Stock-Based Compensation

Stock-based compensation awards and options to purchase common stock of Emerson are issued to certain employees of the Company. Compensation expense is recognized at fair value over the service periods based on the number of awards expected to be ultimately earned. This expense is recorded in the Company’s consolidated statements of income with a corresponding credit to equity, representing Emerson’s capital contribution. Stock-based compensation was $1,976 and $939 for the years ended September 30, 2013 and 2012, respectively.

(m)           Revenue Recognition

The Company recognizes all of its revenues through the sale of manufactured products and records sales as products are shipped, title and risk of loss passes to the customer, and collection is reasonably assured. Allowances, based on historical experience, are made for anticipated returns of products and sales discounts at the time products are sold.

Sales taxes are collected from customers and remitted to governmental authorities and are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

The Company records amounts billed to a customer for shipping and handling fees in a sales transaction as revenue. These shipping and handling costs were $1,806 and $1,881 for the years ended September 30, 2013 and 2012, respectively.

(n)              Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Significant items subject to such estimates and assumptions include the useful life of fixed assets, useful life of intangibles, allowance for doubtful accounts and sales returns, valuation of deferred tax assets, valuation of derivatives, fixed assets, inventory, and reserves for employee benefit obligations, income tax uncertainties, and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Actual results could differ from those estimates.

(Continued)

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

(o)              Research and Development

Research and development costs are charged to expense as incurred. These costs were $4,600 and $6,096, for the years ended September 30, 2013 and 2012, respectively.

(p)              Other Deductions, Net

Other deductions, net are summarized as follows:

	2013	2012
Intangible amortization	$1,393	1,556
Litigation costs	(25)	14
Rationalization of operations	1,701	1,998
Translation loss (gain)	1	549
Transaction loss	2,113	2,074
Losses/(gains) on sale of assets	(518)	157
Fair value hedging loss (gain)	2,632	(3,091)
Other	(256)	(61)
Total	$7,041	3,196

Rationalization of operations expense reflects costs associated with the Company’s efforts to continually improve operational efficiency. Rationalization expense primarily consists of severance and other compensation payments as a result of moving facilities to best cost locations and curtailing/downsizing operations because of changing economic conditions.

(q)              Other Liabilities

Other liabilities are summarized as follows:

2013
Minimum pension liability	$7,264
Minimum retiree medical	3,361
Termination indemnities	1,205
Other	2,007
Total other liabilities	$13,837

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

(r)                Comprehensive Income

Comprehensive income is primarily composed of net earnings plus changes in foreign currency translation and pension and postretirement. Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments of $20,643 and pension and postretirement charges of $(5,419) at September 30, 2013.

(s)                Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•                                Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•                                Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•                                Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying value approximates fair value for cash and cash equivalents, accounts receivable, due from members, trade accounts payable, derivatives, and due to members.

(t)                 Pension and Other Postretirement Plans

The Company has a noncontributory defined-benefit pension plan covering substantially all of its U.S. employees upon their retirement. The benefits are based on age, years of service, and the level of compensation during the five years before retirement. The Company also sponsors a defined-benefit healthcare plan for substantially all retirees and full-time employees hired prior to the establishment of the joint venture.

The Company records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates, and healthcare cost trend rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. The Company believes

(Continued)

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

(u)              Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

(v)               Recently Issued Accounting Standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU No. 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standard is effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU No. 2011-11 as of October 1, 2014.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles — Goodwill and other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company implemented the provisions of ASU No. 2011-08 as of October 1, 2012.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU No. 2011-05 that relate only to the presentation of reclassification adjustments in the consolidated statement of income by issuing ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The Company implemented the provisions of ASU No. 2011-05 by presenting the components of net income and the components of other comprehensive income in a single continuous statement of comprehensive income.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company’s adoption of ASU No. 2011-04 in 2013 did not have a material impact on its consolidated financial statements.

(2)              Related-Party Transactions

The Company has entered into a service agreement with Emerson for corporate management services. For the years ended September 30, 2013 and 2012, the management fee for such services was a fixed percentage of net sales and was $3,460 and $3,590, respectively. In addition, the Company participates in Emerson-sponsored programs for services, such as insurance, freight, benefits administration, legal, workers’ compensation, tax consultation, and other administrative support.

The amount paid for these services for the years ended September 30, 2013 and 2012, was $27,000 and $31,480, respectively, and is recorded as a component of selling, general, and administrative expenses in the consolidated statements of income. Additionally, at September 30, 2013, the Company had payables to Emerson totaling $20,093, and receivables from Emerson of $1,739. The Company and its subsidiaries have cash pool arrangements with Emerson throughout the world. Net interest received from these cash pool arrangements and other related-party transactions for the fiscal years ended September 30, 2013 and 2012, was $125 and $177, respectively.

The Company’s borrowings from Brazilian subsidiaries of Emerson was $4,106 as of September 30, 2013. The interest rates are reset every three months and are based on interbank rates currently at 9.5%. Interest paid on these loans was approximately $570 in 2013.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

(3)              Financial Instruments

The Company selectively uses derivative financial instruments to manage commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

As part of its hedging strategy, the Company utilizes forward exchange contracts to minimize the impact of currency and commodity price fluctuations on transactions, cash flows, and firm commitments. The Company had $291 of open foreign currency contracts as of September 30, 2013.

(4)              Retirement Plans

The Company has pension plans and other postretirement benefit plans covering substantially all of its employees. The Company’s pension and retiree healthcare and life insurance benefit plans are described below.

Pension and other postretirement benefit costs included the following components for 2013 and 2012:

	Pension Benefits		Other postretirement benefits
	2013	2012	2013	2012

Service cost	$2,578	2,074	62	93
Interest cost	2,749	2,555	137	211
Expected return on plan assets	(3,498)	(2,767)	—	—
Amortization of net loss	2,613	1,962	(175)	(188)
Amortization of prior service costs	118	118	(133)	(58)
Curtailment charge	—	—	—	—

Net periodic pension and other postretirement benefit costs	$4,560	3,942	(109)	58

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

A reconciliation of the changes in the plans’ benefit obligations and fair value of assets for the year ended September 30, 2013 and a statement of the funded status as of September 30, 2013 for the Company’s domestic benefit plans follows:

		Other Post-
	Pension benefits	Retirement Benefits
	2013	2013

Reconciliation of benefit obligation:
Projected benefit obligation at October 1	$66,900	4,307
Service cost	2,578	62
Interest cost	2,749	137
Plan amendments	—	—
Actuarial loss (gain)	(8,162)	(553)
Benefit payments	(1,498)	(227)

Projected benefit obligation at September 30	$62,567	3,726

Reconciliation of fair value of plan assets:
Fair value of plan assets at October 1	$47,349	—
Actual return on plan assets	5,130	—
Employer contributions	4,261	227
Benefit payments	(1,498)	(227)

Fair value of plan assets at September 30	$55,242	—

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

		Other
	Pension benefits	Postretirement Benefits
	2013	2013
Funded status:
Benefit obligations	$62,567	3,726
Assets	55,242	—
Funded status	$7,325	3,726

Amounts recognized in the statement of financial position:
Current liability	$61	365
Noncurrent liability	7,264	3,361
Total amount recognized	$7,325	3,726

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss (gain)	$6,955	(1,334)
Prior service cost (credit)	188	(389)
Total	$7,143	(1,723)

Accumulated benefit obligation	$58,241	N/A

The measurement date for the Company’s pension and other postretirement plans is September 30.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of assets are amortized over the remaining service period of active plan participants.

	Pension Benefits
	2013	2012

Weighted average assumptions used to determine net pension expense:
Discount rate	4.00%	4.75%
Expected return on plan assets	7.50	7.50
Rate of compensation increase	3.50	3.00

Weighted average assumptions used to determine pension benefit obligations:
Discount rate	4.75	4.00
Rate of compensation increase	3.25	3.50

Weighted average assumptions used to determine net postretirement expense:
Discount rate	3.25	4.25

Weighted average assumptions used to determine postretirement benefit obligations:
Discount rate	4.00	3.25

The estimated amounts that will be amortized from “Accumulated other comprehensive income” at September 30, 2013 into net periodic benefit cost in fiscal year 2014 are as follows:

		Other
	Pension	postretirement
	benefits	benefits
Actuarial loss (gain)	$942	(247)
Prior service cost (credit)	84	(133)
Total	$1,026	(380)

The primary objectives for the investment of pension plan assets are to secure participant retirement benefits, while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

prudence and diversification rules of the Employee Retirement Income Security Act and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans for the past 10 years and the historical return (since 1926) of an asset mix approximating the plan’s current asset allocation and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company’s pension plan asset allocations are as follows:

	Pension Benefits
	2013	2012	Target
Asset category:
Equity securities	62%	61%	60%
Debt securities	38	39	40
	100%	100%	100%

The Company estimates that future benefit payments for the pension plans will be as follows: $1,832 in 2014, $2,086 in 2015, $2,353 in 2016, $2,672 in 2017, $2,987 in 2018, and $18,628 in total over the five years 2019 through 2023. In 2014, the Company expects to contribute $4,200 to the pension plans.

The Company’s postretirement benefit obligations were determined using discount rates of 4.00% and 3.25%, for 2013 and 2012, respectively. The healthcare cost trend rate for 2013 and 2012 was 7.00% and 7.50%, declining to 5.00% in the year 2018, respectively. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A 1.00% increase in the assumed healthcare cost trend rate would increase the benefit obligation by $8 at September 30, 2013 and a 1.00% increase in the assumed healthcare trend rate would increase the service and interest costs by $1. A 1.00% decrease in the assumed healthcare trend rate would decrease the service and interest cost components by $1 and decrease the net postretirement healthcare benefit obligation by $9 at September 30, 2013.

The Company monitors the cost of healthcare and life insurance benefit plans and reserves the right to make additional changes or terminate these benefits in the future. The Company estimates that future benefit payments for postretirement benefits will be as follows: $365 in 2014, $372 in 2015, $382 in 2016, $360 in 2017, $333 in 2018, and $1,468 in total over the five years 2019 through 2023.

In addition, the Company sponsors defined-contribution (401(k)) plans to which it contributed $702 and $1,078 in 2013 and 2012, respectively.

(Continued)

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

The Company’s assets in its pension plans are reported at fair value. The fair value of these assets as of September 30, 2013 measurement date were as follows:

		Fair value of measurements at September 30, 2013
		Pension benefits – plan assets
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Asset category:
Equity securities:
U.S. large cap (a)	$34,429	34,429	—	—
Fixed income securities:
U.S. Treasuries (b)	20,813	20,813	—	—
Total	$55,242	55,242	—	—

(a)              This category comprises low cost equity index funds not actively managed that track the S&P 500.

(b)              This category comprises low cost bond index funds not actively managed that track the Treasury bond index.

(5) Income Taxes

For the years ended September 30, 2013 and 2012, income before income tax expense consists of the following:

	2013	2012
United States	$84,049	77,942
Foreign	10,478	19,448
	$94,527	97,390

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2013	2012
Statutory federal income tax rate	35%	35%
Decrease in tax rate resulting from:
LLC Election	(35)%	(35)%

State income taxes	1.0%	1.0%
Foreign taxes	2.8	5.8
Domestic Corporation subsidiary	1.6	3.0
Effective tax rate	5.4%	9.8%

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

Significant temporary differences at September 30, 2013 are summarized as follows:

2013
Net current deferred tax assets attributable to:
Reserve for employee welfare	$362
Reserve for inventory obsolescence	367
Reserve for miscellaneous business taxes	477
Reserve for pension/profit sharing expense	242
Reserve for vacation pay	501
Other	1,386
Net deferred tax assets	$3,335

Net noncurrent deferred tax liabilities attributable to:
Goodwill	$(8,625)
Customer relationships	(3,041)
Net operating loss	1,315
Other	210
Net deferred tax liabilities	$(10,141)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets. Accordingly, no deferred tax asset valuation allowance was recorded as of September 30, 2013.

The members of the LLC generally pay the federal income taxes of the LLC. The gross book basis of the liabilities and assets of the LLC as of September 30, 2013 is approximately $10,948 greater than the tax basis for the same liabilities and assets.

Beginning with the adoption of ASC Topic 740, Income Taxes, as of October 1, 2007, the Company recognizes the effects of income taxes positions only if those positions are more likely than not of being sustained. Changes in recognition measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes.

The Company is subject to U.S. federal income tax at its wholly owned Domestic C Corporation, state income tax in multiple state tax jurisdictions, and foreign income tax in a number of foreign tax jurisdictions. The Company has no U.S. federal returns under review at September 30, 2013. The status of

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

state and non-U.S. tax examinations varies by numerous legal entities and jurisdictions in which the Company operates.

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign operations that arose in 2013 and prior years as the Company considers these earnings to be indefinitely reinvested.

(6)                Leases

The Company has various lease agreements for offices, distribution, and manufacturing centers. These obligations have various terms extending through 2020. Rent expense was $7,437 and $7,246 for 2013 and 2012, respectively.

Future minimum lease payments as of September 30, 2013, under agreements classified as operating leases with noncancelable terms in excess of one year for the years 2014 through 2018 are $2,836, $620, $548, $287, and $229, respectively. There are no lease obligations thereafter.

(7)                Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business for which there is a range of possible outcomes. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated.

The Company believes that at September 30, 2013, there were no known contingent liabilities that will have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(8)                  Goodwill and Other Intangible Assets

(a)                        Intangible Assets

	September 30, 2013
		Weighted
	Gross	average
	carrying	amortization	Amortization
	amount	period	expense
Amortizing intangible assets:
Customer list	$10,779	10 years	$1,212
Trademarks	2,571	15 years	181
Capitalized software	5,612	8 years	731
Total	$18,962		$2,124

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2013

(Dollars in thousands)

Accumulated amortization for amortizing intangible assets was $8,047 as of September 30, 2013. Estimated amortization expense for the next five years is: $2,053 in 2014, $2,271 in 2015, $2,489 in 2016, $2,089 in 2017, and $2,053 in 2018.

(b)                        Goodwill

The change in the carrying amount of goodwill for the year ended September 30, 2013 is as follows:

2013
Balance as of October 1:
Goodwill	$261,543
Foreign currency translation	(844)
Balance as of September 30	$260,699